December 28, 2006


Via Facsimile 917-777-3360 and U.S. Mail

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom
Four Times Square
New York, New York 10036

Re:	Parlux Fragrances, Inc.
PREN14A filed on December 22, 2006 by Glenn Nussdorf
DFAN14A filed on December 27, 2006 by Glenn Nussdorf
DFAN14A filed November 21, 2006 by Glenn Nussdorf
SEC File No. 0-15491

Schedule 13D filed on September 7, 2006, as amended
SEC File No. 5-38657

Dear Mr. Stoller:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. All page references refer to the courtesy copy of the consent solicitation statement you provided. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

PREN14A filed December 22, 2006 - General

1. Item 5 of Schedule 14A requires you to describe the interests of all participants in this solicitation, whether by share ownership or otherwise. Please expand the consent statement to describe all possible interests of the participants in this solicitation not shared in common with all other shareholders. For example, we note that the participants own companies engaged in business relationships with the Company and that may also be its competitors. In addition, we note that Mr. Nussbaum has made an offer to acquire the Company, and has stated that he is currently evaluating another possible acquisition proposal. In addition, Stephen Nussbaum is currently owed a significant sum of money by the current CEO of the Company, and that loan is currently in default. Add an appropriately titled section of the consent solicitation outlining clearly and in reasonable detail in a single place in the consent statement each participant`s interest in this solicitation. This section should also address (as applicable) Model`s proposal to be acquired by ECMV.

Cover Page

2. List the names of all participants in the consent solicitation on the cover page, where Glenn Nussbaum is currently identified. To the extent that participants are entities affiliated with other named participants, describe the nature of the affiliation. To the extent that participants are affiliated with the Company or its affiliates, describe the nature of these relationships as well.

3. You state here that neither proposal is conditioned on the other;
however, in the same paragraph on the cover page you disclose that Proposal 2 cannot be effected unless Proposal 1 is adopted.
Doesn`t
this mean that Proposal 2 is effectively conditioned on the adoption of Proposal 1? Please revise or advise.

4. Where you present the percentage of shares owned by Glenn
Nussdorf, list the percentage owned by all of the other participants in the solicitation as well.

Proposal 2. Election of Nominees, page 3

5. In the second paragraph of this section, where you disclose that
Mr. Nussdorf and Mr. Katz would not be independent directors within the meaning of NASDAQ listing standards if they are elected to the Company`s board, expand to explain why and to discuss the implications for the Company.

Background and Reasons for the Consent Solicitation, page 5

6. Revise the first paragraph of this section to make clear that the
Nussdorfs, as the owners of QKD, made an offer to acquire the Company in May 2003 but were unable to consummate the acquisition.

7. Refer to the last comment above. Since Mr. Nussbaum`s offer was made in collaboration with current Company CEO Ilia Lekach, whom you now seek to remove from the Board, clarify this apparent change of heart with respect to Mr. Lekach`s ability to effectively manage the
Company. That is, why have you changed your mind about Mr.
Lekach`s
abilities? Fully describe any intervening events or disputes between
the parties between the date of the collaborative offer in May
2003
and this consent solicitation.

8. See comment 2 above. Clarify whether Mr. Lekach is currently an affiliate of ECMV.

9. Expand to discuss any further past dealings between the participants in this solicitation, including Mr. Nussdorf, and existing affiliates of the Company, including Mr. Lekach.

10. Refer to the disclosure in the fourth paragraph of this section.
Clarify why Glenn and Stephen Nussdorf sought the Board`s approval to purchase in excess of fifteen percent of the Company`s outstanding stock, since they have apparently not purchased shares above that threshold. In addition, discuss why the consent of the Board was needed, and the effect of its receipt.

11. See the comments 9 and 10 above. It appears from the Board`s approval of the purchases contemplated by Messrs. Glenn and Stephen
Nussdorf that these two men previously enjoyed a friendly relationship with the Company`s current Board. It is critical that shareholders understand the full history of the dealings between the
Company and the participants in this solicitation, including the events that led to the current situation. Please revise the consent solicitation generally to "flesh out" the narrative history of the interactions between the parties. Explain the interrelationship between events where not apparent from context.

Letter to the Board dated September 26, 2006, page 6

12. In this letter, Mr. Nussbaum states that he has spoken with "other large shareholders" of the Company, and that such shareholders share his view that the proposed sale of the Perry Ellis fragrance rights to Victory International (USA) would be a mistake. Provide the following details about Mr. Nussbaum`s contacts with other shareholders:

(i)	the identities of the shareholders with whom you have had
contacts;
(ii) the context of these communications and when they occurred;
and
(iii) the substance of the relevant communications, including but not limited to any communications relating to this consent solicitation.

13. See our last comment above. In your response letter, analyze whether such contacts with major shareholders of the Company constituted "solicitations" within the meaning of Rule 14a-1(l) of Regulation 14A. If you believe such communications were solicitations, identify the exemption or exception from the proxy rules upon which Mr. Nussbaum relied in order to conduct such discussions without making filings under the proxy rules.

14. Refer to the disclosure in the last full paragraph on page 7. Expand to summarize in greater detail the discussions between Mr. Nussbaum and his representatives, and management of the Company, its
Board and "other stockholders." With respect to the last group, provide the information requested in comment 12 above. To the extent that any of the material terms of a potential acquisition proposal were discussed, including price per share, deal structure, etc., please disclose.

15. Provide additional details concerning Mr. Nussbaum`s intentions with respect to an acquisition of the Company if this solicitation is successful. We note your disclosure that no final decision has been made. However, outline the factors on which Mr. Nussbaum would make such a decision (please be specific) and why he might seek to acquire the Company through a share acquisition if he already controlled its
Board.

16. Refer to the first bullet point on page 9. Explain why the sale of the Company`s products outside of the United States and the possible "flow back" of such products into the United States, is viewed as a negative from your perspective. In addition, briefly explain the basis for your belief that this may be happening.

17. To the extent known, disclose which nominees you intend to place on the newly-constituted Compensation Committee of the Board, to the extent they are elected in this consent solicitation.

18. Refer to the fourth bullet point on page 10. There you reference
"more than one occasion" when the Company was threatened with delisting by the Nasdaq Stock Market. However, the disclosure in the consent solicitation statement details only one such occasion. Please provide general details about the others, including when they occurred and why.

19. If available to you, please provide on a supplemental basis copies of the pleadings in the lawsuit you cite in the fifth bullet point on page 10. If they have ever been filed with any of the Company`s periodic reports, please cite us to the appropriate report.

Certain Employment and Other Agreements, page 11

20. For each identified individual with whom the Company has an employment agreement with a severance provision, provide the approximate amount of cash and the approximate number of stock options/warrants which would be owed to such individual if your nominees are elected to the Board.


Certain Information Concerning Related Persons and Transactions,
page
14

21. Indicate whether there is any security (other than the guarantee by Deborah Lekach) for the $3,500,000 loan made by Stephen Nussbaum to Ilia Lekach. If so, please describe, particularly where such assets are in any way related to the Company or its shares.

Consent Procedures, page 15

22. Disclose how shareholders will be notified of the Record Date once it has been set by the Company.

23. Here or in "Special Instructions" on page 16, explain the effect of a vote to abstain in the context of a consent solicitation.

Forward-Looking Statements, page 17

24. You state that the consent solicitation contains forward-looking statements within the meaning of Section 21E of the Exchange Act and
Section 27A of the Securities Act, as amended. However, both
Section
21E and 27A extend the safe harbor protections for forward-looking statements only to (i) an issuer reporting under Section 13(a) or 15(d) of the Exchange Act; or (ii) a person acting on behalf such an issuer. Since the participants in this solicitation are neither, revise the first sentence in this section to clarify your reference to the provisions of the Private Securities Litigation Reform Act.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in this solicitation acknowledging that:

* such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



* such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

*              *              *              *

Please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the revised consent solicitation statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.



Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Daniel E. Stoller, Esq.
December 28, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE